RIDGEFIELD ACQUISITION CORP.
                              100 MILL PLAIN ROAD
                           DANBURY, CONNECTICUT 06811
                            TEL. NO. (203) 791-3871




                                                           September 5, 2008




Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

        Re:    Ridgefield Acquisition Corp.
               File No. 0-16335
               Form 10-KSB for Fiscal Year Ended December 31, 2007

Dear Mr. Milne,

        Ridgefield Acquisition Corp. (the "Company"), responds to the Commission's comment letter, dated August 22, 2008, concerning the Company's Form 10-KSB for the fiscal year ended December 31, 2007, which was filed on March 31, 2008 (the "Form 10- KSB") and the Company's Form 10-KSB/A for the fiscal year ended December 31, 2007, which was filed on August 6, 2008 (the "Form 10-KSB/A"). Specifically, the comment letter indicated that the Company had to make a modification to its report of management's assessment of internal control over financial reporting contained in the Form 10-KSB/A and that the Company had to provide disclosure concerning the effect of the Company's failure to include its report of management's assessment of internal control over financial reporting in the Form 10-KSB.

        Please be advised that the Company has filed a second amendment to its Form 10- KSB addressing the issues raised in the Staff's August 22, 2008 comment letter.

        Please be advised that the Company and its management acknowledge that:

               1. the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Ryan C. Milne
Accounting Branch Chief
U.S. Securities and Exchange Commission
Page two


               2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please do not hesitate to contact the undersigned or our counsel James A. Prestiano at (631) 499-6000, if you have any questions concerning the above or if you require any additional information.

                                                    Very truly yours,


                                                    /s/ Steven N. Bronson
                                                    Steven N. Bronson, President